Exhibit (n)
Goldman Sachs Variable Insurance Trust
Plan in Accordance with Rule 18f-3
(the “Plan”)
August 4, 2005
     This Plan is applicable to each existing series of Goldman Sachs Variable Insurance Trust. Unless otherwise determined by the Board of Trustees, each future series will also issue multiple classes of shares in accordance with this Plan.
     Each class of shares of each series (“Fund”) will have the same relative rights and privileges and be subject to the same sales charges, fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such classes. The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class. Except as set forth in a Fund’s prospectus or statement of additional information, shares may be exchanged only for shares of the same class of another Fund or, to the extent permitted by the officers of the Trust, shares of another class of the same Fund.
Institutional Shares
     Institutional Shares are sold at net asset value without a sales charge and are subject to the minimum purchase requirements set forth in the relevant Fund’s prospectus. Institutional Shares are not subject to a Distribution and Service Plan. Institutional Shares shall be entitled to the shareholder services set forth from time to time in a Fund’s prospectus and statement of additional information with respect to its Institutional Shares.
Service Shares
     Service Shares are sold at net asset value without a sales charge and are subject to the minimum purchase requirements set forth in the relevant Fund’s prospectus. Service Shares are subject to a fee under the Distribution and Service Plan adopted with respect to Service Shares, on the terms set forth in the relevant Fund’s prospectus. The Service Shareholders shall have exclusive voting rights, if any, with respect to a Fund’s Distribution and Service Plan adopted with respect to Service Shares, subject to the voting rights, if any, granted to the Fund’s other share classes by Rule 18f-3 under the Investment Company Act of 1940. Service Shares shall be entitled to the services set forth from time to time in a Fund’s prospectus and statement of additional information with respect to its Service Shares.
Transfer Agency Fees
     Transfer agency fees and expenses incurred by a Fund are treated as class expenses.

Expense Allocation
     Expenses that are treated as class expenses under this Plan will be borne by a Fund’s respective share classes. Fund expenses will be allocated daily to the respective share classes in accordance with Rule 18f-3(c) as now or hereafter in effect, subject to the oversight of the Board of Trustees.
Other Provisions
     While this Plan is in effect, the Board of Trustees shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the Investment Company Act of 1940.
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